Filed Pursuant to Rule 424(b)(5)

Registration No. 333-275608

PROSPECTUS SUPPLEMENT

(To Prospectus Supplements dated October 8, 2026 and November 2, 2026 and Prospectus dated November 27, 2023)

Up to $5,228,226 Common Stock

This prospectus supplement supplements and amends and restates the Prospectus Supplement dated May 27, 2025, filed as part of our registration statement on Form S-3 (File No. 333-275608) as supplemented by our prospectus supplements dated October 8, 2026 and November 2, 2026 (collectively, the “Prior Prospectus”). This prospectus supplement is being filed solely to correct a typographical error in the amount being registered in the fourth paragraph of the prospectus supplement dated November 2, 2026 . This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus, and any future amendments or supplements thereto.

We filed the Prior Prospectus to register the offer and sale from time to time of shares of our common stock through WallachBeth Capital LLC (“WallachBeth”) acting as sales agent in “at-the-market” offerings” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the At-the-Market Issuance Sales Agreement, dated May 22, 2025 (the “Sales Agreement”) that we entered with WallachBeth.

Since our entry into the Sales Agreement, we have offered and sold 114,672 shares of common stock for gross proceeds of approximately $1,300,000 pursuant to the Sales Agreement.

We are filing this Prospectus Supplement to supplement the Prior Prospectus to increase the aggregate amount we intend to sell pursuant to the Sales Agreement. As of the date of this Prospectus Supplement, we are offering up to an additional aggregate of $5,228,226 of our common stock for sale under the Sales Agreement, not including the shares of common stock previously sold pursuant to the Sales Agreement.

As of the date of this prospectus supplement, the aggregate market value of our outstanding common stock held by non-affiliates is approximately $27,684,678, which is calculated based on 1,813,011 shares of our outstanding common stock held by non-affiliates and a price of $15.27 per share, the closing price of our common stock on September 4, 2026, which is the highest closing sale price of our common stock on the Nasdaq Capital Market within the prior 60 days of this prospectus supplement. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares of our common stock pursuant to this prospectus supplement with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75,000,000. During the prior twelve-calendar-month period that ends on and includes the date hereof, we have offered and sold $4,000,000 of shares of our common stock pursuant to General Instruction I.B.6 to Form S-3.

Our common stock is listed on the Nasdaq Capital Market under the symbol “BIAF.” On October 30, 2026, the last reported sale price of our common stock on the Nasdaq Capital Market was $2.91 per share.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” beginning on page S-4 of this prospectus supplement and in the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

WallachBeth Capital LLC

The date of this prospectus supplement is November 3, 2026